Mail Stop 4561

June 7, 2010

Mr. Scott W. Friedlander
President and Chief Executive Officer
GTSI Corp.
2553 Dulles View Drive, Suite 100
Herndon, VA 20171-5219

> **Re: GTSI Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 8-K filed on May 11, 2010**
> **Form 10-Q for the Quarterly Period ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 000-19394**

Dear Mr. Friedlander:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 1. Business

Contracts, page 4

1.   Please tell us the percentage of your sales to the Federal Government in 2009 that were made under your GSA designated Schedule 70 contract. Please also tell us what consideration you have given to filing that contract as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

2.   In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, you disclose in your risk factor discussion that upon award of your new GSA Schedule Contract, you will no longer be classified as a "small business." Consider addressing how this event may affect your financial condition and results of operations in future periods.

Historical Results of Operations, page 27

3.   We note your statement in this section that 66.2% of your total sales in 2009 were products from your top five vendors. We note also that Cisco products accounted for 26.5%, 20.5% and 18.9% of your sales in 2009, 2008 and 2007, respectively. Please also tell us what consideration you have given to filing your agreement with Cisco, as well as agreements with your other top vendors, as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Sales, page 28

4.   We note your discussion under product revenue that hardware revenue declined 15.4% and software revenue grew 14.2% for 2009. We further note that you provide the factors that resulted in the majority of the hardware revenue decline. Tell us how you considered providing the factors that resulted in your software revenue growth for 2009. In addition, your current disclosures are unclear as to why the factors that you cite for your decline in hardware revenue did not similarly impact your software revenue.

Item 8. Financial Statements & Supplementary Data

Report of Independent Registered Public Accounting Firm, page 37

5.   We note that you include three years of financial statements; however, the audit report only refers to two years of financial statements. Please amend to revise the audit report. See Rule 2-02(a)(4) of Regulation S-X.

Part III (Incorporated by reference from the Definitive Proxy Statement filed on March 31, 2010)

Executive Compensation and Related Information, page 14

6.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Base Salary, page 18

7.   We note that Messrs. Leto and DeLeon received base salary increases in 2009. With a view toward providing enhanced disclosure in future filings, please tell us the specific factors that the compensation committee considered, and the weight given to each factor, in determining the size of the salary increases awarded to these officers.

Short-Term Variable Cash Incentive Awards, page 19

8.   We note that you have not disclosed the quarterly and annual EBT goals that needed to be met in order for your named executive officers to receive cash incentive awards in 2009. Please disclose these targets in your response letter and confirm that you will disclose such performance targets in your future filings. Alternatively, provide us with your analysis as to why disclosure of historical financial targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that it is appropriate to omit specific targets, your disclosure should address how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Stock Incentive Program, page 23

9.   You disclose in this section that the company granted its named executive officers an aggregate of 145,000 stock option awards and 145,000 performance-based stock option awards. Please tell us the size of options awarded to each of your named executive officers in 2009 and tell us the specific factors that the compensation committee considered, and the weight given to each factor, in determining the size of the equity awards made to each officer.

Summary Compensation Table, page 26

10.   Footnote 18 indicates that Mr. Whitfield's non-equity incentive plan compensation in 2009 included an "MBO" payment. Please explain this payment.

Certain Relationships and Related Transactions, page 42

11.   We note your disclosure in this section regarding your consulting agreement with Federal Airways Corporation, a company owned by one of your directors. We are unable to locate this agreement. Please advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 8-K filed on May 11, 2010

12.   We note that this report was not filed timely. Please confirm your understanding that a current report on Form 8-K filed to provide information on matters submitted to a vote of security holders pursuant to Item 5.07 of Form 8-K must be filed within four business days of the date the annual or special meeting ended. Refer to Instruction 1 to Item 5.07 of Form 8-K.

Form 10-Q for the Quarterly Period ended March 31, 2010

Cover

13.   We note that you have identified yourself on the cover of the Form 10-Q as a non-accelerated filer.   However, it appears that you qualify as a smaller reporting company. Please advise. Refer to Item 10(f)(2) of Regulation S-K.

Three Months Ended March 31, 2010 Compared With the Three Months Ended March 31, 2010, page 15

14.   We note your discussion on page 15 that you identify the factors that resulted in your decline of product revenue of 30.5% for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. You disclose on page 17 that historically, over 90% of your annual sales have been earned from departments and agencies of the U.S. Federal Government. Tell us how you considered discussing the factors that resulted in a decline in product revenue in the context of your major customers rather than in general terms (i.e., contracts won or lost, rather than a weak economy).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or David L. Orlic, Attorney-Advisor, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief